[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

December 23, 2013

VIA EDGAR

Mary A. Cole, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation of America Registration Statement on Form N-2

Dear Ms. Cole:

On behalf of Sierra Income Corporation of America (“Sierra”), we are hereby electronically transmitting for filing under the Securities Act of 1933 (the “Securities Act”) Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) to Sierra’s registration statement on Form N-2 (File No. 333-175624) (the “Registration Statement”). The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of up to 150,000,000 shares of common stock of Sierra.

Sierra respectfully requests that the staff of the U.S. Securities and Exchange Commission (“SEC”) afford the Post-Effective Amendment selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure contained in Post-Effective Amendment No. 1 to the Registration Statement, which was subject to review and comment and was declared effective on April 30, 2013, except for (i) the inclusion of updated financial statements through September 30, 2013, (ii) corresponding updates to the section of the Registration Statement entitled, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and (iii) updated disclosure found in Sierra’s supplements filed with the SEC pursuant to Rule 497 of the Securities Act of 1933, as amended.

We are providing clean and marked courtesy copies of the Post-Effective Amendment for your convenience. If you have any questions or comments regarding the Post-Effective Amendment, please do not hesitate to call me at (202) 383-0176 or Owen Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Seth Taube

Harry S. Pangas, Esq.

Owen J. Pinkerton, Esq.